082-01856

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

07027754

SEC MAIL PROCESSING RECEIVED NOV 0 9 2007 WASH. D.C. 186 SEC

October 25, 2007

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

SUPPL

To Whom It May Concern:

RE: African Metals Corporation (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on October 25, 2007. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

AFRICAN METALS CORPORATION

Jennifer Nestoruk
Corporate Secretary

PROCESSED
NOV 07 2007
THOMSON
FINANCIAL

/jn
enclosure

dw 11/6

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

FOR IMMEDIATE RELEASE

12g3-2(b) Exemption #82-1856
Trading Symbol: AFR

October 25, 2007

Activity Update on African Metals' Projects

VANCOUVER, BC – Willis W. Osborne, Chief Executive Officer of African Metals Corporation (TSX Venture Exchange: AFR), is pleased to provide an update of the Company's projects.

The Company holds an 80% interest in 8 properties, covering 682 square kilometers, in the world-class Katanga copper belt in the Democratic Republic of the Congo (DRC). A total of 5,000 soil samples have been taken and are being processed. Results of the sampling program and an upcoming airborne geophysical survey will guide the Company in setting up a drill program next spring.

The Company holds an opportunity to acquire a 75% interest in an oil and gas lease in the 200,000 square kilometer Lokoro basin, also located in the DRC. The area is underlain by sandstones with up to 8 to 30% porosity, multiple zones containing organic carbon and also oil seeps. A field survey was conducted this summer, and samples of oil, water and rock were taken. The samples are being sent to a lab for testing to determine the quality of the oil and information about the source rock. The Company will be preparing a report incorporating data from the field as well as documenting all of the information available from previous studies of the area. The report will be the basis for a presentation to the Government as a prelude to choosing the specific area for an oil and gas lease.

The Company holds a 95 to 100% interest in 4 diamond concessions covering 7,218 square kilometers in Mali, West Africa. Samples were taken from 29 termite mounds within areas of airborne magnetic anomalies. The samples are being processed. In addition, 4 samples of conglomerate are being tested for diamonds and indicator minerals. Some conglomerates are known to be a source of diamonds.

Finally, African Metals carried out a soil sampling survey on the Comifa gold concession in Mali and is just starting to process results. Results will be used to guide a pitting program to be followed by drilling.

ON BEHALF OF THE BOARD OF DIRECTORS
OF AFRICAN METALS CORPORATION

"Willis W. Osborne"
Willis W. Osborne
CEO & Director

END